

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

October 14, 2015

Via E-mail
Deborah A. Rosen
Vice President/CLO
Standex International Corporation
11 Keewaydin Drive, Suite 300
Salem, New Hampshire 03079

Re: **Standex International Corporation**
      Registration Statement on Form S-3
      Filed September 25, 2015
      File No. 333-207143

Dear Ms. Rosen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form S-3

1. Please be advised that we will not be able to accelerate the effectiveness of your registration statement until you have cleared all comments on your periodic reports.

Form 10-K for the Fiscal Year Ended June 30, 2015

Item 8. Financial Statements and Supplementary Data, page 32

Note 1. Summary of Accounting Policies, page 37
Warranties, page 40

2. Please tell us, and revise your MD&A in future filings to explain, the reason for the increase in warranty expense during fiscal 2015. Your accounting policy states that you

estimate the warranty accrual based on contract terms and historical loss experience that is periodically adjusted for recent experience. Given the significant amount of the expense and the related cash outlay for claims paid during the 2015 fiscal year compared to both historical years presented, please tell us what triggered the significant increase in expense and claims paid and to the extent this increase is a result of a new contract term or a recent incident, please explain in detail the nature of the change and/or event and whether or not you anticipate this impacting future periods. Additionally, please tell us where you classify warranty expense on your consolidated statements of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or Melissa Rocha, Senior Assistant Chief Accountant, at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters. Please contact Chris Ronne, Law Clerk, at (202) 551-6156 or me at (202) 551-3765 with any other questions.

Sincerely,

/s/ Pamela Long

Pamela Long
Assistant Director
Office of Manufacturing and
Construction

Cc: Via E-mail
      Benjamin G. Lombard, Esq.